U
NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 22 December 2006
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-
2(b):
82-_______________.
Enclosures: SENS announcements : Dealings in securities by directors of Sasol Limited or a major subsidiary of Sasol Limited during December 2006:
1. 6 December 2006
2. 15 December 2006
3. 22 December 2006

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF THE COMPANY
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities of Sasol by a director of a major subsidiary of the Company:
On 5 December 2006, Mr C F Rademan, a director of Sasol Synfuels
(Proprietary) Limited, concluded the following transaction in Sasol ordinary shares:
a) 1 000 ordinary Sasol shares were sold by him for R258,00 per share for a total consideration of R258 000,00.
Mr Rademan’s interest in the shares mentioned above is a direct beneficial interest. This transaction was cleared by the Chairman of
Sasol Synfuels (Pty) Limited.
6 December 2006
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF THE COMPANY
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transaction in securities of Sasol by a director of a major subsidiary of the Company:
On 14 December 2006, Mr M V Sisulu, a director of Sasol Synfuels
(Proprietary) Limited, concluded the following transaction in Sasol ordinary shares:
7 000 ordinary Sasol shares were bought by him in terms of the Sasol
Share Incentive Scheme for R104,40 per share for a total consideration of
R730 800,00.
Mr Sisulu's interest in the shares mentioned above is a direct beneficial interest. This transaction was cleared by the Deputy Chief Executive of
Sasol Limited.
15 December 2006
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")
DEALING IN SECURITIES BY AN ASSOCIATE OF A DIRECTOR OF A MAJOR SUBSIDIARY
OF THE COMPANY
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transaction in securities of Sasol by an associate of a director of a major subsidiary of the
Company:
On 21 December 2006, an associate of Mr P B de Wet, a director of Sasol
Synfuels (Proprietary) Limited, sold 2 000 Sasol Limited ordinary shares at R257,30 per share for a total consideration of R514 600,00.
This transaction was cleared by the chairman of the board of Sasol
Synfuels (Proprietary) Limited.
22 December 2006
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 December 2006
By: /s/ N L Joubert
Name:    Nereus Louis Joubert
Title:      Company Secretary